                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K


        _____ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1999
                          -----------------


        __X__ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from January 1, 1999 to December 31, 1999
                               ---------------    -----------------


Commission file number 0-24640
                       -------


           Community Medical Transport, 401(k) Retirement Savings Plan
           -----------------------------------------------------------
                            (Full title of the plan)


                        Community Medical Transport, Inc.
                  4 Gannett Drive, White Plains, New York 10604
               --------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                                executive office)

Registrant's telephone number, including area code (914) 697-9233

 Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                 Dean L. Sloane
                                 President and Chief Executive Officer
                                 Community Medical Transport, Inc.
                                 4 Gannett Drive
                                 White Plains, NY 10604

                                TABLE OF CONTENTS




                                                                          Page
                                                                          ----
FINANCIAL STATEMENTS:

   Independent Auditors' Reports                                           1-2

   Statements of Net Assets Available for Benefits -
     December 31, 1999 and 1998                                             3

   Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 1999 and 1998                                 4

   Notes to Financial Statements                                           5-8

SUPPLEMENTARY INFORMATION:

   Schedule of Assets Held for Investment Purposes - December 31, 1999      9

   Schedule of Reportable Transactions - Year Ended December 31, 1999      10

                          INDEPENDENT AUDITORS' REPORT


Community Medical Transport
401(k) Retirement Savings Plan


We have audited the accompanying statement of net assets available for benefits of Community Medical Transport 401(k) Retirement Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain from the Plan Administrator or Sponsor certain required top heavy nondiscrimination tests for 1998 and 1999 due to their non-completion at the time of the audit. As a result the plan liability for excess contributions by highly compensated individuals could not be determined. Nor were we able to perform certain tests of employee's contributions due to the unavailability of certain employee records.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain the nondiscrimination tests and perform the employee testing discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Medical Transport 401(k) Retirement Savings Plan as of December 31, 1999 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999 together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Edward Isaacs & Company LLP
-------------------------------
Edward Isaacs & Company LLP


New York, New York
July 5, 2000

                          INDEPENDENT AUDITORS' REPORT


Community Medical Transport
401(k) Retirement Savings Plan


We have audited the accompanying statement of net assets available for benefits of Community Medical Transport 401(k) Retirement Savings Plan (The "Plan") as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules has been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Puglisi, Midler & Co., LLP
------------------------------
Puglisi, Midler & Co., LLP



Hartsdale, New York
June 5, 1999

                           COMMUNITY MEDICAL TRANSPORT
                         401(k) RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                         ASSETS                   1999              1998
                                         ------                 ---------         --------
INVESTMENTS, at Fair Value:
     Merrill Lynch Basic Value Fund                             $ 14,582          $ 24,978*
     Merrill Lynch Capital Fund                                   18,286*           26,244*
     Merrill Lynch Global Allocation Fund                         35,812*           30,059*
     Aim Equity Constellation Fund                                38,448*           34,347*
     Davis New York Venture Fund                                  97,600*           83,990*
     Merrill Lynch Retirement Preservation Trust                  70,442*           60,927*
     Community Medical Transport, Inc. company stock               8,736            12,163
     Accrued income                                                  718               602
     Participant loans                                             5,640             1,300
                                                              ----------        ----------

                                                                 290,264           274,610
RECEIVABLES:
     Employee contributions                                       12,898             6,004
                                                              ----------        ----------

        TOTAL ASSETS AVAILABLE FOR PLAN BENEFITS                $303,162          $280,614
                                                              ==========        ==========

* Exceeds 5% of Plan assets.


See Independent Auditors' Reports and notes to financial statements.

                           COMMUNITY MEDICAL TRANSPORT
                         401(k) RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                    1999           1998
                                                                                  ---------      ---------
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS:

INVESTMENTS:
     Net appreciation (depreciation) in fair value of investments                 $  29,264      $ (11,132)
     Investment Income                                                               16,763         12,033
     Realized loss on investments                                                    (8,475)        (1,994)
                                                                                  ---------      ---------

                                                                                     37,552         (1,093)
CONTRIBUTIONS:
     Employee contributions                                                          82,172        137,970
                                                                                  ---------      ---------

           TOTAL ADDITIONS                                                          119,724        136,877
                                                                                  ---------      ---------

BENEFITS PAID TO PARTICIPANTS                                                       (97,176)       (24,797)

ADMINISTRATIVE EXPENSES                                                                   -            (98)
                                                                                  ---------      ---------

           TOTAL DEDUCTIONS                                                         (97,176)       (24,895)
                                                                                  ---------      ---------

           NET INCREASE                                                              22,548        111,982

NET ASSETS AVAILABLE FOR PLAN BENEFITS at
     beginning of year                                                              280,614        168,632
                                                                                  ---------      ---------

           NET ASSETS AVAILABLE FOR PLAN BENEFITS at
              end of year                                                         $ 303,162      $ 280,614
                                                                                  =========      =========


See Independent Auditors' Reports and notes to financial statements.

                           COMMUNITY MEDICAL TRANSPORT
                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1.     DESCRIPTION OF PLAN

       The following description of Community Medical Transport 401(k) Retirement Savings Plan (The "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

       General:

       The Plan is a defined contribution plan covering all full-time employees of Community Medical Transport, Inc. ("Company") who have one year of service (at least 1,000 hours), are age twenty-one or older and who are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Contributions:

       Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may make discretionary contributions up to a maximum amount of 6% of each participant's compensation, and may vary from year to year at the option of the board of directors. For the Plan years ended December 31, 1999 and 1998, the Company made no discretionary contributions to the Plan. All Company contributions are invested in Community Medical Transport, Inc. common stock. Contributions are subject to certain limitations.

       Participant Accounts:

       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Vesting:

       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

       Participant Loans:

       Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator.

                           COMMUNITY MEDICAL TRANSPORT
                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1.     DESCRIPTION OF PLAN (Continued)

       Payment of Benefits:

       On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

       Investment Options:

       Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments into any of seven investment options. A description of each investment option offered under the plan follows:

              Merrill Lynch Retirement Preservation Trust - funds are invested primarily in a broadly diversified portfolio of guaranteed investment contracts and in obligations of U.S. government and government - agency securities.

              Merrill Lynch Capital Fund - funds are invested in high quality stocks, corporate bonds and cash equivalents.

              Merrill Lynch Global Allocation Fund - funds are invested in U.S. and foreign equity, debt and money market securities.

              Davis New York Venture Fund - funds are invested in shares of a registered investment company that invests primarily in common stock.

              Aim Equity Constellation Fund - funds are invested in shares of a registered investment company that invested primarily in common stocks.

              Merrill Lynch Basic Value Fund - funds are invested in primarily common stocks.

              Community Medical Transport, Inc. company stock - funds are invested in the common stock of Community Medical Transport, Inc.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting:

       The financial statements of the Plan are prepared under the accrual method of accounting.

                           COMMUNITY MEDICAL TRANSPORT
                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       Investment Valuation and Income Recognition:

       The Plan's investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Payment of Benefits:

       Benefits are recorded when paid.

3.     RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Certain costs of plan administration are paid by Community Medical Transport, Inc.

4.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions or to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5.     RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1998 to Schedule H of Form 5500.

       The 1999 schedule H of Form 5500 had not been prepared as of the date of the audit.

                                                         1999        1998
                                                      ---------    ---------

       Net assets available for benefits per the
             financial statements                     $ 303,162    $ 280,614
                                                      =========
             Participants' Contributions Receivable                   (6,004)
                                                                   ---------

       Net assets available for benefits per
             Schedule H to the Form 5500                           $ 274,610
                                                                   =========

                           COMMUNITY MEDICAL TRANSPORT
                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


5.     RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500
       (Continued)

       The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 1998 to Schedule H of Form 5500.

       The 1999 schedule H of Form 5500 had not been prepared as of the date of the audit.

                                                         1999          1998
                                                       --------      --------

       Withdrawal Payments paid to participants
             per the financial statements              $ 97,176      $ 24,797
                                                       ========      ========

       Benefits paid to participants per Schedule
             H of Form 5500                                          $ 24,797
                                                                     ========

6.     TAX STATUS

       The trust established under the Plan to hold the Plan's assets is qualified pursuant to section 401(k) of the Internal Revenue Code and, accordingly, the trust's net investment income is exempt from income taxes.

       The Plan received a favorable determination letter dated May 29, 1997 from the Internal Revenue Service.

                           COMMUNITY MEDICAL TRANSPORT
                         401(k) RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999

                                                                                                        Current
                                                                                    Cost (A)             Value
Description of Investment                                                           --------            -------
     Common Stock:
        Community Medical Transport, Inc.                                          $  33,838           $   8,736
                                                                                   ---------           ---------
     Common/Collective Trust:
        Merrill Lynch Retirement Preservation Trust                                   70,442              70,442*
                                                                                   ---------           ---------
     Mutual Funds (Registered Investment Companies):
        Merrill Lynch Basic Value Fund Class D                                        14,755              14,582
        Merrill Lynch Capital Fund Class D                                            19,544              18,286*
        Merrill Lynch Global Allocation Fund Class D                                  33,215              35,812*
        Aim Equity Constellation Fund                                                 29,923              38,448*
        Davis New York Venture Fund Inc.                                              86,579              97,600*
                                                                                   ---------           ---------
        Total Mutual Funds (Registered Investment Companies)                         184,016             204,728
                                                                                   ---------           ---------
        Participants Loans                                                             5,640               5,640
                                                                                   ---------           ---------
           Total Investments                                                       $ 293,936           $ 289,546
                                                                                   =========           =========

* Represents five percent or more of the Plan's assets at December 31, 1999.

(A) Cost of investments have been provided by the Plan administrator.


See Independent Auditors' Reports.

                           COMMUNITY MEDICAL TRANSPORT
                         401(k) RETIREMENT SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1999

Transactions or series of transactions in excess of five percent of the fair value of the Plan's assets at the beginning of the year 1999 are as follows:

  Indentity of                                                                                                Sold or
  Party/Broker                              Description of Asset                          Purchased           Redeemed
  ------------                              --------------------                          ---------           --------
  Merrill Lynch        Community Medical Transport, Inc. common stock                     $ 13,066            $ 14,361
  Merrill Lynch        Merrill Lynch Retirement Preservation Trust                          28,904              19,390
  Merrill Lynch        Merrill Lynch Capital Fund Class D                                    9,624              14,082
  Merrill Lynch        Aim Equity Constellation Fund                                        10,349              15,255
  Merrill Lynch        Davis New York Venture Fund                                          20,187              18,408

See Independent Auditors' Reports.

                         CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement of Community Medical Transport, Inc. filed on March 21, 1997 on Form S-8 of our report dated July 5, 2000 appearing in this Annual Report on Form 11-K of the Community Medical Transport 401(K) Retirement Savings Plan for the year ended December 31, 1999.


                                            /s/ EDWARD ISAACS & COMPANY LLP



New York, New York
July 5, 2000

                         CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement of Community Medical Transport, Inc. filed on March 21, 1997 on Form S-8 of our report dated June 5, 1999, appearing in this Annual Report on Form 11-K of the Community Medical Transport 401(K) Retirement Savings Plan for the year ended December 31, 1999.


                                               /s/ PUGLISI, MIDLER & CO., LLP



Hartsdale, New York
July 5, 2000